September 27, 2006

FOIA Confidential Treatment Request Under 17 E.F.R. §200.83

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Rebekah Toton, Staff Attorney Stephen Krikorian, Accounting Branch Chief Chris White, Accountant

Re:	MEDecision, Inc. Registration Statement on Form S-1 (Registration No. 333-136532) Request for Confidential Treatment for Agreement with Health Care Service Corporation

Ladies and Gentlemen:

          On behalf of MEDecision, Inc. (the “Company”), in connection with the submission of a letter dated the date hereof (the “Response Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated September 8, 2006 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-136532) filed with the Commission on August 11, 2006 (the “Registration Statement”), the undersigned respectfully submits this confidential treatment request pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83 (“Rule 83”).

          Enclosed please find four (4) complete copies of the Response Letter, with the confidential portions bracketed and marked confidential (the “Confidential Portions”). The Confidential Portions have been excluded from the version of the Response Letter electronically filed via EDGAR. For your convenience, also enclosed are four (4) copies of the Response Letter as filed electronically on EDGAR.

          Please note that we have also sent a copy of this application, without enclosures, to the Office of Freedom of Information and Privacy Act Operations.

          The Confidential Portions include portions of the responses to Comments 16, 57, 58 and 59 regarding the names of common stock option grant recipients during the period July 1, 2005 to September 15, 2006, the anticipated price range for the Company’s common stock in the initial public offering and the deemed fair value of common stock and the deferred compensation recorded by the Company related to common stock option grants during the period July 1, 2005 to June 30, 2006.

          In addition, you requested in the Comment Letter that the Company provide you with certain supplemental information. In our Response Letter, we referred to the supplemental information that you requested and stated that we would provide such information to you under separate cover. We hereby submit the requested information on a supplemental basis which, pursuant to Rule 418(b), is not required to be filed and will not be deemed part of the Registration Statement. The supplemental information includes the following documents. We have noted with an “*” those of which we deem confidential and part of the ConfidentialPortions:

         1.     Forrester Research, Inc. – “Regional Health Information Organizations’ Modest Start” by Eric G. Brown dated February 13, 2006;

         2.     Forrester Research, Inc. – “Trends 2005: Health Plans” by Katy Henrickson, Bradford J. Holmes and Eric G. Brown dated October 26, 2004;

         3.     Gartner, Inc. – “It’s Time to Adopt Technology-Enabled Care Management” by Cynthia E. Burghard and Janice Young dated August 18, 2004;

         4.     Gartner, Inc. – “Managing Medical Risk Requires an Enterprise Strategy for Healthcare Payers” by Cynthia E. Burghard dated December 16, 2005;

         5.     Gartner, Inc. – “Patient Care Management by 2005” by Cynthia E. Burghard dated November 20, 2001;

         6.     Gartner, Inc. – “Predicts 2005: Healthcare Payers Face Changing Vendor Market” by Janice Young, Cynthia E. Burghard and Joanne Galimi dated November 18, 2004;

         7.     Healthcare Informatics – “Revenues on Review” dated June 2006;

         8A.     Excerpts from Atlantic Information Service’s Directory of Health Plans: 2006, by Iris F. Barnor and Susan Namovicz, 2006 (noting number of lives MEDecision clients insure);*

         8B.    Excerpts from (a) Master Product Agreement dated December 1, 2004 between MEDecision, Inc. and Trustmark Life Insurance Company, (b) Master Product Agreement dated June 1, 2005 between MEDecision, Inc. and Motion Picture and Television Fund, and (c) Master Product Agreement dated December 22, 2005 between MEDecision, Inc. and Pfizer Health Solutions, Inc. (noting number of lives MEDecision clients insure);*

         8C.     Excerpts from MEDecision, Inc. Client Websites (noting number of lives MEDecision clients insure);*

         8D.     Excerpts from Atlantic Information Service’s Directory of Health Plans: 2006, by Iris F. Barnor and Susan Namovicz, 2006 (noting number of lives insured by the potential clients in target market);*

         9.     U.S. Census Bureau – “Income, Poverty, and Health Insurance Coverage in the United States: 2005”;

         10.     Testimony for the Subcommittee on the Federal Workforce and Agency Organization by David St. Clair, CEO of MEDecision, dated March 15, 2006;

         11.     Centers for Medicare & Medicaid Services – “National Health Care Expenditures Projections: 2005-2015”;

         12.     HealthCore, Inc. – “An Economic Evaluation of Use of a Payer-Based Electronic Health Record within an Emergency Department” by Vincent J. Willey, PharmD and Gregory W. Daniel, RPh, MS, MPH dated July 24, 2006;*

         13.     Gartner, Inc. – “Healthcare Payers’ IT Budgets Continue to Climb” by Joanne Galimi dated April 17, 2006;

         14.     Institute of Medicine – “To Err is Human: Building a Safer Health System” dated November 1999;

         15.     Institute for Healthcare Improvement – “What Drugs Do You Take? Hospitals Seek to Collect Better Data and Prevent Errors” by Laura Landro published within The Wall Street Journal on May 23, 2006;

         16.     United States Department of Health and Human Services, Center for Disease Control and Prevention “Use of Computerized Clinical Support Systems in Medical Settings: United States, 2001-2003” by Catharine W. Burt, Ed.D., and Esther Hing, M.P.H., Division of Health Care Statistics dated March 15, 2005;

         17.     Valuation dated July 24, 2006 prepared by Mufson Howe Hunter & Company, LLC;*

         18.     This letter and any subsequent letters regarding this request for confidential treatment;*

         19.     Any memoranda, notes, correspondence or other writings made by any member or employee of the Commission relating to any of the foregoing documents marked with an “*” or any conference or telephone call with respect thereto*; and

         20.     Any copies or extracts of any of the foregoing documents marked with an “*”.*

         The Confidential Portions constitute matters of business confidentiality or financial information within the purview of Rule 83 and the Freedom of Information Act (“FOIA”). The Company hereby requests confidential treatment of such information in accordance with Rule 83. The Company also requests that each of the items above that are marked with an “*” be withheld from public availability under FOIA, so as not to defeat the purpose of any confidential treatment granted pursuant to the above request.

Securities and Exchange Commission
September 27, 2006

          This supplemental information is being filed with, but not as part of, the Response Letter. Furthermore, pursuant to Rule 418(b), we hereby request that the documents containing the supplemental information be returned to us as soon as the Staff of the Commission has finished its review of these documents. We hereby request that in no event shall the documents containing the supplemental information be returned later than December 31, 2006. We respectfully reserve the right to request that the documents containing the supplemental information be returned earlier than as set forth herein if the Staff has completed its review of the Registration Statement.

          On behalf of the Company, we also request pursuant to Release No. 6241 under the Securities Act of 1933 (the “Securities Act”) and Rule 83, that the Confidential Portions receive confidential treatment under the FOIA because the Confidential Portions involve commercial, business and financial information that is privileged and confidential.

          We also request that neither the Confidential Portions nor the fact that the Staff of the Commission is or was in possession of the Confidential Portions be disclosed in response to any request under the FOIA, the Commission’s rules or otherwise, and further that you notify the undersigned of any such request so that the Company may substantiate its request for confidential treatment pursuant to Rule 83. In addition, the Company is providing the Confidential Portions solely to the Commission and does not consent to disclosure of any of the Confidential Portions to third parties, including without limitation any federal, state or local governmental agency.

          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

          All notices regarding this request should be sent to:

MEDecision, Inc.
Attention: Carl E. Smith
Executive Vice President and Chief Financial Officer
601 Lee Road
Chesterbrook Corporate Center
Wayne, Pennsylvania 19087
Telephone: (610) 540-0202
Facsimile: (610) 540-0272

          With a copy to:

Pepper Hamilton LLP Attention: Brian M. Katz, Esq. 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, Pennsylvania 19103 Telephone: (215) 981-4000 Facsimile: (215) 981-4750

          Please contact me at (215) 981-4193 if you have any questions regarding this confidential treatment request.

Very truly yours,

/s/ Brian M. Katz

Brian M. Katz
of PEPPER HAMILTON LLP

Enclosures

cc:	Freedom of Information Act Officer (w/o enclosures) Carl E. Smith, MEDecision, Inc. (w/o enclosures)

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

(fax) 215.981.4750

Brian M. Katz

direct dial: 215.981.4193

direct fax: 215.981.4750

katzb@pepperlaw.com

September 27, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Rebekah Toton, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Chris White, Accountant

Re:	MEDecision, Inc.
Comments to Registration Statement on Form S-1 filed August 11, 2006
Commission File No. 333-136532

Ladies and Gentleman:

On behalf of MEDecision, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-136532 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 8, 2006 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 1 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto. Additionally, supplemental information is being provided in this letter and under separate cover in response to certain of the Staff’s comments.

Philadelphia	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington
www.pepperlaw.com

Securities and Exchange Commission

September 27, 2006

Form S-1

General Comments

1.

We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Please note that Amendment No. 1 to the Registration Statement does not include a price range for the public offering price. However, in connection with the Company’s responses to Comments No. 16, 58 and 59, the Company has provided confidentially certain information concerning the anticipated price range of the Common Stock to be sold in the offering. The Company understands that the inclusion of the price range in a later amendment will trigger a number of disclosure matters and may, in the course of the Staff’s review of such matters, cause you to raise additional issues.

2.	Please update your financial statements and related disclosure pursuant to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company updated the financial statements and related disclosures in Amendment No. 1 to the Registration Statement to include results of operations and financial condition for the six months ended June 30, 2006 and June 30, 2005.

Outside Front Cover Page

3.

Please delete the words “Sole Bookrunning Manager” and “Co-Lead Manager” from the outside front cover page of the prospectus, since the meaning and significance of these references to potential investors is unclear and an explanation would not be consistent with Rule 421(d).

The Company respectively acknowledges the Staff’s comment. Rule 421(d) provides, in pertinent part, that the registrant “must use plain English principles in the organization, language, and design of the front and back cover pages” and should use “[n]o legal jargon . . .” In order to make clear to potential investors the meaning and significance of the references “Sole Bookrunning Manager” and “Co-Lead Manager” in a manner consistent with Rule 421(d), the Company revised the “Underwriting” Section at page 108 of Amendment No. 1 to the Registration Statement to provide a description of these references.

Cowen and Company, LLC (“Cowen”), Wachovia Capital Markets, LLC (“Wachovia”) CIBC World Markets Corp. (“CIBC”) and Pacific Growth Equities, LLC (“Pacific Growth”) have advised the Company that disclosure of the co-lead managers and sole book running manager can be viewed as an underwriting arrangement within the meaning of Item 501(b)(8)(i) of Regulation S-K, which provides, in pertinent part, that the registrant must furnish “an identification of the nature of the underwriting arrangements.”

Securities and Exchange Commission

September 27, 2006

Cowen is solely controlling the book-building process. As book-running manger for the underwriting syndicate, Cowen is responsible for recording a list of potential investors that have expressed an interest in purchasing shares of the Company’s common stock. Identifying them as the book running manager on the front cover of the prospectus provides investors with important information so that investors can contact Cowen to record their interest. The Company is concerned that if the fact that Cowen is solely responsible for running the books for the offering is not clearly identified on the cover of the prospectus, investors may become confused regarding placing orders. Including the language “Sole Bookrunning Manager” on the cover clearly indicates to investors that Cowen is solely responsible for managing the book building process. Without this caption, investors could conclude that both banks named on the top line were responsible for the book building process.

In addition, Cowen and Wachovia are acting as co-lead managers in the underwriting process. The Company is concerned that without the language “Co-Lead Manager” on the cover, investors could conclude that only Cowen, as the bank named on the left, was the sole lead manager.

The Company acknowledges that as part of its plain English initiative, the Staff has encouraged the removal of all superfluous information from the prospectus cover. The Company respectfully submits that this caption is not superfluous and is in fact useful information for investors in evaluating the offering for the reasons described above.

Prospectus Summary, page 1

Company Overview, page 1

4.

We note that the disclosure provided under the subheadings “Company Overview” and “Industry Overview” are nearly identical to disclosure provided under similar subheadings on pages 34 and 55. Please note that the summary should not merely repeat the text of the disclosure found elsewhere in the prospectus, but should provide a brief overview of the most significant aspects of the offering and your business. Please revise. See Item 503(a) of Regulation S-K.

MEDecision has revised the disclosure in the Prospectus Summary in accordance with the Staff’s comment. In particular, the discussion of “Benefits of Our Solutions” and “Our Strategy” has been significantly condensed. Please refer to the revisions on pages 1 to 3 of Amendment No. 1 to the Registration Statement.

5.

Please provide appropriate context for the claim that you are a “leading provider of software, services and clinical content to healthcare payers.” Disclose the basis for the conclusion that you are a leader in your industry; for example, disclose the basis of your assertion that your customers insure or manage care for approximately one out of every six insured persons in the U.S. and the percentage of total number of managed care organizations that are your customers. Ensure that the claim you are making is balanced to provide a complete and accurate context for the claim. How does your status compare to that of significant competitors with respect to important measures of leadership? If the assessment of your relative status is not based on the opinions of independent third parties, rephrase the claim to convey that it is your belief.

Securities and Exchange Commission

September 27, 2006

The Company believes that an industry leader is determined based on multiple criteria, including market share, industry innovation as exemplified by industry activity and corporate leadership, and recognition by independent third parties. The Company respectfully submits that in light of its market share, innovation in its industry, corporate leadership and recognition by independent third parties, it is a “leading provider of software, service and clinical content to healthcare payers.”

Market Share

The Company is an industry leader as measured by market share. For the last thirteen years, Healthcare Informatics has published a list of the top 100 companies, as determined by total revenues produced, in the broader healthcare information technology market, a market that is significantly larger than the Company’s market, which is limited to healthcare payers. The Company has appeared on this list nine times in the 13 years since the list has been published. In the June 2006 issue, Healthcare Informatics ranked the Company 49th in this broader healthcare information technology market. In addition, according the published report, the Company had the eighth largest revenue percentage increase from the year 2004 to the year 2005. We have supplementally provided a copy of the June 2006 article from Healthcare Informatics.

In addition, based on census data and client information, which is supplementally provided hereto, the Company’s customers insure approximately 93 million persons who represent approximately 37% of the total estimated insured persons in the United States. Furthermore, with 56 regional and national healthcare payers as customers out of approximately 350 total potential customers, the Company services approximately 16% of its market.

In addition, we have supplementally provided a Gartner study entitled “Predicts 2005: Healthcare Payers Face Changing Vendor Market,” which indicates that the Company is one of only two major vendors for integrated workflow for the healthcare industry. This report states that “The niche vendor market for integrated workflow has shrunk to two major vendors – McKesson Information Solutions and MEDecision – and a handful of smaller vendors.”

Industry Leadership

The Company is a leader in its industry as a result of its actions in organizing and leading its industry in a variety of ways.. In June 2005, the Company brought together several major clinical systems vendors to form the CollaboraCare Consortium to further augment the development of collaborative care management. The CollaboraCare Consortium is now a partnership led by the Company (by virtue of the Company’s status as the general partner) of approximately 15 technology companies whose goal is to create an interoperable technology standard for the sharing of clinical patient information to make it easier for their clients to benefit from each of the technology applications licensed from each vendor.

Securities and Exchange Commission

September 27, 2006

Further, the Company’s CEO has testified numerous times before Congress on the subject of electronic health records and its impact on healthcare in the United States. Most recently, he testified in front of the Subcommittee on the Federal Workforce and Agency Organization on the topic of using payer-based health record technology to improve healthcare (See supplementally provided comments of David St. Clair presented to the Subcommittee on March 15, 2006).

Recognition by Third Parties

The Company has been recognized by the industry analysts as having unique domain expertise and knowledge. the Company has supplementally submitted the following reports from Gartner, Inc. and Forrester Research, Inc., which refer to the Company in many instances as one of few with specified domain expertise and knowledge, and as a significant vendor of products and solutions in its markets:

•	Gartner, Inc. – “Patient Care Management by 2005” by Cynthia E. Burghard dated November 20, 2001 (see page 4).

•	Gartner, Inc. – “It’s Time to Adopt Technology-Enabled Care Management” by Cynthia E. Burghard and Janice Young dated August 18, 2004 (see page 3).

•	Forrester Research, Inc. – “Trends 2005: Health Plans” by Katy Henrickson, Bradford J. Holmes and Eric G. Brown dated October 26, 2004 (see page 3).

•	Forrester Research, Inc. – “Regional Health Information Organizations’ Modest Start” by Eric G. Brown dated February 13, 2006 (see page 11).

In addition, the Company has been identified and recognized by numerous other independent third-parties for various aspects of leadership, excellence and achievement, including numerous other “top technology”, “top employer” and “fastest growing company” awards which are listed on its website, at http://www.medecision.com/Awards.asp, including:

•	In September 2004, the Company was named to Deloitte’s Technology Fast 50 Program for the Delaware valley, a ranking of the 50 fastest growing technology companies in the area by Deloitte & Touche LLP. Rankings are based on the percentage of growth in fiscal year revenues over five years from 1999-2003.

•	In October 2004, the Company was inducted into the Philadelphia 100® Hall of Fame, an honor that the Company received because it has been named to the Philadelphia 100 list of fastest growing, privately-held companies five times or more.

•	In November 2004, the Company was ranked 8th out of the top 25 Software Developers in the Philadelphia region by the Philadelphia Business Journal.

•	In November 2004, the Company was selected as a finalist for Applied Technology in the 2004 Enterprise Awards program, a program sponsored by the Eastern Technology Council that recognizes the achievements of the Philadelphia region’s most outstanding technology and life sciences companies and CEOs.

•	In April 2005, the Company was ranked 16th out of the top 25 Tech Employers in the Philadelphia region by the Philadelphia Business Journal.

Securities and Exchange Commission

September 27, 2006

6.

Your summary should contain balanced disclosure regarding your business and financial condition. Revise your summary to disclose your dependence on a limited number of customers (i.e., that 50% of your revenues in fiscal 2005 were derived from your top 5 customers and that one customer, Health Care Service Corporation, accounted for 25% of your revenues); that you experienced losses in three of the last five fiscal years and have an accumulated deficit of $33.2 million; and that you have a material weakness in your internal controls over financial reporting with respect to your accounting and reporting of certain complex transactions that led to a restatement of your financial statements for the fiscal years 2001-2004.

In response to the Staff’s comment, the Company revised the third paragraph of the “Prospectus Summary” on page 1 of Amendment No. 1 to the Registration Statement to include information concerning customer concentration, operating losses in three of the last five years and the accumulated deficit at June 30, 2006. In light of the limited impact of the material weakness on the Company’s results and future operations, the Company does not believe that it is necessary to discuss the existence of a material weakness in its internal controls in the “Prospectus Summary.” As disclosed elsewhere in the prospectus, to address the material weaknesses, the Company has expanded its accounting staff, engaged qualified professionals to provide additional support and guidance and has revised certain internal control procedures, all as further described in the new disclosure added to page 1 of Amendment No. 1 to the Registration Statement. The Company feels that this material weakness is adequately discussed in the Risk Factors and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” portion of the Registration Statement. The Company has also revised page 3 of the Amendment No. 1 to the Registration Statement to include a cross-reference to the Risk Factor Section to present a more balanced disclosure of the business.

Industry Overview, page 1

7.

With respect to any third-party statements, such as the market data by CMS (pages 1 and 55) HealthCore, Inc. (pages 3 and 59), Gartner (page 55), etc. presented in your disclosure, please revise the prospectus as necessary to provide the name of the source, date of the report or cited industry information and key assumptions underlying the cited statistic. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether all or any of the reports were prepared for you. If the source you cite is believed to be publicly available, please explain the nature of the availability and the amount of any payment that is required to obtain the information.

In response to the Staff’s comment, the Company included additional information regarding the third-party statements used in its Registration Statement at pages 3, 60 and 63 of Amendment No. 1 to the Registration Statement.

We will provide supplementally copies of the referenced reports with the relevant sections highlighted under separate cover.

The only referenced report that the Company cites in the Registration Statement that was prepared for the Company is the study that it commissioned concerning its Patient Clinical Summaries conducted by HealthCore, Inc.

The Centers for Medicare & Medicaid Services report cited in the Registration Statement is undated. It is publicly available on the organization’s website at no cost at the following web address:

http://www.cms.hhs.gov/NationalHealthExpendData/downloads/proj2005.pdf

Securities and Exchange Commission

September 27, 2006

The Gartner report cited in the Registration Statement is publicly available with a subscription to Gartner’s research services. Subscription pricing varies depending on the size of the subscriber, geographic location and type of service.

The Institute of Medicine report cited in the Registration Statement is publicly available in hardback at a cost of $31.46 and via download at a cost of $27.00.

The Wall Street Journal article, “What Drugs Do You Take,” that references the Institute for Healthcare Improvement report cited in the Registration Statement is publicly available at a cost of $2.95.

The U.S. Department of Health and Human Services report cited in the Registration Statement is publicly available at no cost at http://www.cdc.gov.nchs/data/ad/ad353.pdf.

The Rand study printed in the New England Journal of Medicine cited in the Registration Statement is publicly available at a cost of $10.00.

Risk Factors, page 9

8.

Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following “[s]ome of our customers compete with us, and some provide solutions that are similar to those we offer,” and [o]ur failure to license and effectively integrate third-party technologies could harm our business.” Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Additionally, rather than stating that a factor could “adversely affect” or “harm” your business, financial condition and results of operations, the subheading should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

In response to the Staff’s comment, the Company revised the headings in the “Risk Factor” section beginning on page 8 of Amendment No. 1 to the Registration Statement to disclose the specific risks that are discussed in the text and also to indicate what the adverse or harmful effects might be.

Consolidation in the healthcare industry . . . page 9

9.

Expand your disclosure to put this risk in context for investors. Has the consolidation of participants in this industry impacted your business in the past? If so, revise to quantify the financial impact of prior consolidation on your revenues or customer base. How have these consolidations impacted your competitive position within the healthcare industry.

The Company has had several customers consolidate to date. The Company does not feel that there has been a material impact from this consolidation. However, the Company feels that if additional consolidation were to occur, which is a relevant risk in this industry, it could impact its business as set forth in the Risk Factor.

Securities and Exchange Commission

September 27, 2006

We derive a significant portion of our revenues from a limited number . . . page 12

10.

We note that your top five customers accounted from approximately 50% of your revenues in fiscal 2005. Revise to name all customers that accounted for more than 10% of your total revenues. Given that Health Care Service Corporation represents 25% of your total revenues, it appears that you are substantially dependent on your relationship with this customer and all material agreements with this customer should be filed as exhibits to the registration statement. If you are materially dependent on any other agreements with significant customers, such agreements should be filed as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

No customer other than Health Care Service Corporation accounted for more than 10% of the Company’s revenue in 2005.

The Company has filed its agreement with Health Care Service Corporation as Exhibit 10.13 to Amendment No. 1 to the Registration Statement. The Company also is filing a request for confidential treatment of certain parts of this agreement under separate cover.

Our failure to license and effectively integrate third-party technologies . . . page 18

11.

Revise to state if you are materially dependent on any third-party licenses. If so, such licenses should be filed as exhibits to the registration statement. We also note your statement on page 19 that certain of your communications and information services are provided through third-party service providers. If you are materially dependent on any of these service providers, please revise to so state and file any agreements with these providers as exhibits.

Only one license that the Company has with a third-party is material – its license with InterSystems Corporation. In response to the Staff’s comment, the Company added this disclosure to the discussion of the risk factor at page 17 of Amendment No. 1 to the Registration Statement and also has filed the agreement as Exhibit 10.14 to Amendment No. 1 to the Registration Statement. The Company also is filing a request for confidential treatment of certain parts of this agreement under separate cover.

Use of Proceeds, page 26

12.

We note that the vast majority of your net proceeds will be used for working capital and general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Since your disclosure indicates that you do not anticipate materially increasing expenditures on marketing or research and development, revise to provide more robust disclosure on how you do intend to use the proceeds of this offering.

The Company respectfully acknowledges the Staff’s comment. The Company advises you supplementally that it has no specific plans for the net proceeds from the offering as it can fund its current financial needs with its cash flow from operations. Therefore, the Company believes that its existing disclosure regarding its use of the net proceeds is appropriate.

Securities and Exchange Commission

September 27, 2006

Conversion and Exercise Transaction, page 27

Current Capitalization, page 27

13.

You state that as of August 10, 2006, you have 6,557,201 shares of common stock outstanding. However, on page 5 (and elsewhere in the document) you state that you have 23,201,425 shares of common stock outstanding as of that date. It appears that the share amount on page 5 assumes the full conversion of your preferred stock. Please advise or revise.

On page 5 of Amendment No. 1 to the Registration Statement, the Company lists all assumptions used throughout the prospectus, unless otherwise indicated. These assumptions include the conversion of all outstanding shares of preferred stock into common stock. The number of outstanding shares of common stock appearing on page 5 includes these assumptions. However, in the “Conversion and Exercise Transactions” section at page 27 of Amendment No. 1 to the Registration Statement, the Company provides detailed information concerning each of the events that affect capital stock. In doing so, it is appropriate to start with the actual shares of each class of stock outstanding. Then, in the paragraphs below the initial disclosure, the Company discloses the effect of the offering on each such class.

14.

It does not appear that the agreements setting forth the conversion rights of the Series B, and C preferred stockholders were filed as exhibits to this registration statement. Please file these agreements with your next amendment. In any case where two or more documents required to be filed are substantially identical in all material respects except as to the parties thereto, the dates of execution or other details, you may file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document filed. See Instruction 2 to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company filed the form of the conversion agreement as Exhibit 10.11 to Amendment No. 1 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 34

15.

Consider expanding your “Overview” to include management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. We note that you identified the factors that your company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues. For example, we note that you expect sales and marketing, research and development, and general and administrative expenses to remain a consistent or decreasing percentage of revenue for the foreseeable future, but you expect all growth in revenues from all your modules in the foreseeable future. Revise to disclose how you anticipate growing your business without significant changes to your expenses. Refer to Release 33-8350 on our website at www.sec.gov.

In response to the Staff’s comment, the Company expanded the “Overview” to include a new subheading, “Strategy for Growth,” at pages 36 to 37 of Amendment No. 1 to the Registration Statement that discusses management’s perspective on the business.

Securities and Exchange Commission

September 27, 2006

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

16.

Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement.

The Company respectfully acknowledges the Staff’s comment requesting the Company to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of June 30, 2006. The Company will revise the disclosure when the IPO price is disclosed in the Registration Statement. However, as set forth in more detail in the Company’s response to Comments 58 and 59, based on recent discussions with its underwriters, the Company anticipates that the price for its common stock in the IPO will be approximately [CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY] per share, resulting in an intrinsic value of all outstanding vested and unvested options outstanding as of June 30, 2006 of [CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY]. In the future amendment of the Registration Statement in which the IPO price will be disclosed, the Company will add the following sentence: “As of June 30, 2006, the total options outstanding were 5,871,163 with an aggregate intrinsic value of [CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY].”

Consolidated Results of Operations, page 43

17.

There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, the revenue, cost of revenue and SG&A expense disclosures to not quantify each source that contributed to the change. The disclosure should quantify each source that contributed to a material change. See Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications. Please revise.

In response to the Staff’s comment, the Company added additional disclosures at pages 44 to 49 of Amendment No. 1 to the Registration Statement regarding the dollar amounts for each source that contributed to a material change in revenues and expenses where two or more sources of a material change were identified.

Comparison of Three Months Ended March 31, 2006 and 2005, page 43

18.

Revise to discuss the period over period changes in net income. Also, your disclosure should discuss the impact of the accretion of your Series B and C Preferred Stock on your statement of operations. Revise to explain the impact of the accretion of your preferred stock on loss available to common shareholders. Note this comment also applies to your results of operation discussion for fiscal years 2005 compared to 2004 and 2004 compared to 2003.

In response to the Staff’s comment, the Company revised the disclosures regarding period over period changes in net income, the impact of the accretion of its Series B and C Preferred Stock on its statement of operations and the impact of the accretion of its preferred stock on loss available to common shareholders at pages 45, 47 and 49 of Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

September 27, 2006

Revenue, page 43

19.

We note your disclosure that indicates revenue increased due to increases in fees and volume. We also note the new modules and products you introduced since fiscal year 2003 based on your disclosure on page 34. Revise to quantify the extent to which increases in revenues are attributable to increases in volume, prices and new products pursuant to Regulation S-K, Item 303(a)(3)(iii). For example, what pricing pressures are there within your industry? Do you have any competitors who exert significant pricing pressures on the other participants in your industry? If material, revise to discuss the impact of inflation and changing prices on your revenues and on income from continuing operations. Note this comment also applies to your results of operation discussion for fiscal years 2005 compared to 2004 and 2004 compared to 2003.

In response to the Staff’s comment, the Company expanded its disclosures in its period over period discussions to provide for the drivers of period over period changes in revenue at pages 44, 45 to 46 and 48 of Amendment No. 1 to the Registration Statement. In addition, the Company increased disclosure of revenue components at pages 44, 45 to 46 and 48 of Amendment No. 1 to the Registration Statement and also added a new section on revenue growth strategy at pages 36 to 37 of Amendment No. 1 to the Registration Statement. Within the growth strategy section, the Company indicated that prior to 2003, the Company licensed products individually and, in 2003, began offering an entire integrated solution or integrated components. Over the periods presented in the Registration Statement, the Company has not identified or experienced items that have a global impact on the market, pricing or competition. As outlined under “Sources of Revenue” on pages 35 to 37 of Amendment No. 1 to the Registration Statement, there are different revenue recognition conventions for each module. New customers have initially licensed the Company’s Advanced Medical Management module in addition to one or two other modules. After these initial products have been implemented, the customer may expand the product suite through the licensing of other modules.

Liquidity and Capital Resources, page 49

20.

We note that your discussion of liquidity and capital resources is a recitation of the items contained within your cash flow statement. This does not contribute to an understanding of your cash flows rather it repeats items that are readily determinable from the financial statements. Your disclosures should provide enhanced disclosure of the underlying reasons for the changes (e.g. cash receipts from customers, cash payments to suppliers, etc.). Refer to SEC Release 33-8350 and please revise.

In response to the Staff’s comment, the Company supplemented its disclosure to provide reasons for the period over period change in cash flow from operations, investing activities and financing activities at pages 51 to 53 of Amendment No. 1 to the Registration Statement to provide enhanced disclosure of the underlying reasons for the changes to its liquidity and capital resources.

Securities and Exchange Commission

September 27, 2006

21.

Your overview discussion is primarily based on your cash position as of December 31, 2005. Revise to include a discussion of your cash position as of the latest interim financial statement included in your registration statement.

In response to the Staff’s comment, the Company revised its overview discussion at pages 51 to 53 of Amendment No. 1 to the Registration Statement to include a discussion of its cash position as of June 30, 2006.

22.

We note all your redeemable convertible preferred stock (including dividends) will be converted to common stock in connection with this offering. Revise to disclose whether there is any uncertainty regarding your ability to fund the redemption of the preferred stock if the offering does not go effective. In this respect, your disclosure should disclose your ability to meet upcoming cash requirements and uncertainties surrounding your ability to meet your cash requirements. We refer you to the Commission’s “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section IV.

Pursuant to the terms of the Company’s Articles of Incorporation, upon the consummation of the first public offering of the Company’s common stock resulting in net proceeds to the Company of at least $30 million (a “QIPO”), all of the outstanding shares of preferred stock will automatically convert into shares of Company common stock at the rates set forth in the Articles of Incorporation and disclosed on page 27 of Amendment No. 1 to the Registration Statement. The Company expects that this proposed initial public offering will qualify as a QIPO. Upon the occurrence of a QIPO, all rights and preferences of the redeemable convertible preferred stock, including redemption, expire.

Upon the agreement of the holders of 60% of the then outstanding Series B and C preferred stock, such holders, after March 31, 2007, can require the Company to redeem the preferred stock. In the event that the initial public offering does not become effective and the redeemable preferred shareholders obtained the required approval to force the Company to redeem the preferred shares, the Company would likely be unable to immediately pay the redemption amount. Pennsylvania law would prevent the Company from paying such redemption amount in favor of shareholders against suppliers and vendors. In that event the liability would be recorded on the Company’s books and repaid as funds were available. However, this would only occur if the proposed offering was withdrawn, and therefore is not material to an investor in the offering. Once the offering is completed, no preferred stock will be outstanding. Accordingly, since the ability to redeem has no impact on the investors in the offering, the Company has not addressed the redemption if the offering does not become effective.

Securities and Exchange Commission

September 27, 2006

Operating Activities, page 50

23.

Revise to clarify why deferred revenue increased in the three months ended March 31, 2006 and the year ended December 31, 2005. In addition, we note your disclosure does not identify cash collected (or expected collection) from accounts receivable as an underlying driver of your liquidity or discuss the reasons for the material changes of this underlying driver. Revise as appropriate. We refer you to the disclosure requirements of Regulation S-K, Item 303(a)(1) and SEC Release 33-8350.

In response to the Staff’s comment, the Company clarified its explanation of why deferred revenue increased at page 52 of Amendment No. 1 to the Registration Statement.

Controls and Procedures and Changes in Accounting, page 53

24.

Revise to provide a materially complete description of the material weaknesses referenced in this section. Disclose when the material weaknesses were discovered, what remedial measures have been taken to specifically address each material weakness, and whether such material weakness continued to exist at the end of your most recent fiscal quarter.

In response to the Staff’s comment, the Company revised the description of the material weaknesses at pages 56 to 58 of Amendment No. 1 to the Registration Statement to include when the material weaknesses were discovered, what remedial measures have been taken to specifically address each material weakness and whether such material weakness continue to exist at June 30, 2006 (the end of the Company’s most recent fiscal quarter).

Business, page 55

25.

Revise to provide the disclosure required by Item 101(c)(1)(iv) for the third-party licenses referenced in your risk factor disclosure and by Item 101(c)(1)(xi) for company-sponsored research and development.

In response to the Staff’s comment, the Company revised the disclosure regarding third-party licenses at page 66 of Amendment No. 1 to the Registration Statement.

The Company engages in internal research and development activities, which are described in the “Development” section at page 69 of Amendment No. 1 to the Registration Statement. The Company has revised the disclosure to include additional detail about internal software and solution development.

The Company supplementally advises the Staff that it did not participate in any company-sponsored research and development activities during the last three fiscal years.

Our Collaborative Data Exchange Suite, page 63

26.	If material, expand your disclosure regarding the two new software modules referenced in the second bulletpoint to provide the information required by Item 101(c)(1)(ii).

Although the Company believes that MEDeWeaver and MEDePathway have potential as future products, the Company does not believe that these products are currently material to the Company. The Company believes that the products will not generate any revenue in 2006, and that they will generate only minimal revenue in 2007. In response to the Staff’s comment, the Company revised the disclosure regarding the two new software modules at page 67 of Amendment No. 1 to the Registration Statement to make it clear that they are not currently material to the Company.

Securities and Exchange Commission

September 27, 2006

Customers, page 65

27.

Revise to state your dependence on a single customer, or a few customers, the loss of which would have a material adverse affect on your business. See Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your disclosure relating to HCSC on page 65. However, on page 12 you state that five customers accounted for 50% of your revenues in 2005. Please revise your disclosure to discuss your significant customers over all periods presented in the prospectus.

In response to the Staff’s comment, the Company revised the customer disclosure at pages 69 to 70 of Amendment No. 1 to the Registration Statement to discuss its dependence on a single customer or a few customers, as applicable, in each period presented in the prospectus, the loss of which would have a material adverse affect on its business.

Management, page 68

Executive Compensation, page 73

28.

It is unclear why the annual incentive bonus paid to Mr. Capobianco and the commissions paid to Ms. Bantivoglio are characterized as “other compensation” rather than salary or bonus. For example, on page 76, you disclose that Mr. Capobianco’s employment agreement includes an “annual revenue bonus” equal to 1% of the net increases in your consolidated revenues for such year. See Item 402(b)(2)(iii) of Regulation S-K. Please advise.

In response to the Staff’s comment, the Company classified both the annual incentive bonus paid to Mr. Capobianco and the commissions paid to Ms. Bantivoglio as bonus. Please see the revised Summary Compensation Table at page 77 of Amendment No. 1 to the Registration Statement.

Employment Agreements, page 75

29.

Please revise to describe the terms and conditions of all employment agreements with your named executive officers. See Item 402(h) of Regulation S-K. Please tell us why the commission plan with Ms. Bantivoglio referenced on page 73 has not been filed as exhibit. If you have oral employment agreements with your named executive officers, these understandings or agreements should be reduced to writing and filed as exhibits to the registration statement.

Amendment No. 1 to the Registration Statement currently includes the only employment agreements that the Company has with its named executive officers. The Company anticipates that it will enter into additional agreements with its named executive officers prior to the distribution of the preliminary prospectus. However, the Company is still negotiating the terms and conditions of the agreements. Once the Company has executed the additional employment agreements with its named executive officers, it will include descriptions of the agreements in the Registration Statement as required by Item 402(h) of Regulation S-K and will file them as exhibits to the Registration Statement as required by Item 601(10) of Regulation S-K.

Securities and Exchange Commission

September 27, 2006

The commission plan with Ms. Bantivoglio is an oral agreement. The Company has summarized the agreement in writing and filed it as Exhibit 10.12 to Amendment No. 1 to the Registration Statement pursuant to Item 601(10) of Regulation S-K.

Employee Benefit Plans, page 77

30.

We note your statements that your summaries of the employment benefit plans disclosed in this section are “qualified in their entirety” by reference to the respective plans filed as exhibits to the registration statement. Please note that such qualification is not appropriate since investors are entitled to rely on the disclosure provided in your prospectus. Please revise to delete these and any similar qualification and to state these are materially complete summaries of the terms of these plans.

In response to the Staff’s comment, the Company removed the references to “qualified in its entirety” in regard to the summaries of its benefit plans.

Certain Relationships and Related Party Transactions, page 83

Incentive Bonus Pool, page 86

31.

Revise to provide a materially complete description of this pool, including a disclosure relating to the “certain employees” eligible to participate in the pool and the criteria to be used to determine the allocation amounts to these employees.

In response to the Staff’s comment, the Company revised the description of the incentive bonus pool at page 91 of Amendment No. 1 to the Registration Statement to provide a materially complete description of the pool.

Principal and Selling Shareholders, page 87

32.

It appears that you calculate beneficial ownership for all named shareholders based upon the assumed conversion of all outstanding shares of preferred stock. Given that all preferred stock has not yet converted, tell us how this is consistent with Rule 13d-3.

Pursuant to the terms of the Company’s Articles of Incorporation, upon the consummation of the first public offering of the Company’s common stock resulting in net proceeds to the Company of at least $30 million, all of the outstanding shares of preferred stock will automatically convert into shares of Company common stock at the rates set forth in the Articles of Incorporation and disclosed on page 27 of Amendment No. 1 to the Registration Statement. This automatic conversion will occur upon the consummation of the public offering. Accordingly, as of the effective date of the registration statement, the holders of shares of preferred stock will have the right within 60 days to acquire shares of common stock and therefore would be the beneficial owners of the number of shares of common stock into which the preferred stock is convertible within the meaning of Rule 13d-3. In addition, since the meaningful disclosure for investors is the number of shares of common stock that each of the named shareholders will own as of the consummation of the offering, the Company has calculated the beneficial ownership based on the assumed conversion of the preferred stock, which it believes is consistent with Rule 13d-3. As you will note, to ensure that this is clear to the investor, the Company has already included in the introductory language to the table on page 91 that the calculation assumes the consummation of the conversions.

Securities and Exchange Commission

September 27, 2006

33.

Please note that your disclosure should provide all the information required by Item 507 of Regulation S-K, including a materially complete description of the issuance transactions whereby all selling shareholders received the shares being offered for their accounts. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares, options or warrants received by them.

Item 507 of Regulation S-K requires the Company to disclose any material relationship that the selling security holder has had within the past three years with the Company or any of its predecessors or affiliates. The Company has requested each of the selling shareholders to confirm the relationship information; however, the Company does not believe that it has had any material relationships within the last three years with any of the selling shareholders that are not already disclosed elsewhere in the Registration Statement. Other than the three year material relationship requirement, the Company does not believe that Item 507 requires general discussion of the details of the transactions in which the selling shareholder shares were issued. Furthermore, the amount of securities owned by the security holder prior to the offering, the amount to be offered for the security holder’s account and the amount and (if one percent or more) the percentage of the class to be owned by the security holder after completion of the offering required by Item 507, will be provided once an initial price range has been included in the Registration Statement. When the Company discloses the initial price range in the Registration Statement, it will revise this disclosure in a subsequent amendment to provide the required Item 507 information.

34.

Please identify the natural person(s) who exercise voting and/or dispositive powers over the securities held by those business entity selling shareholders listed on page 88. For guidance, please refer to Exchange Act Rule 13d-3 and Interpretation I.60 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.

The Company respectfully acknowledges the Staff’s comment requesting the identity of the natural person(s) who exercise voting and/or dispositive powers over the securities held by the business entity selling shareholders. The Company requested this information from the business entity selling shareholders, but has not yet received responses. When the Company receives responses, it will revise this disclosure in a subsequent amendment to provide the requested information.

Securities and Exchange Commission

September 27, 2006

35.

Further, please denote whether any selling shareholders are registered broker-dealers or affiliates of broker-dealers. It appears that all selling shareholders acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services. Accordingly, if any selling shareholders are registered broker-dealers, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The Company respectfully acknowledges the Staff’s comment requiring disclosure if any selling shareholders are registered broker-dealers or affiliates of broker-dealers. The Company has requested this information from the selling shareholders, but has not yet received responses. When it receives responses, it will revise this disclosure in a subsequent amendment to the Registration Statement to provide the requested information.

Certain Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 100

36.	Please tell us if the company and its representatives intend for there to be an international component to this offering.

Yes, the Company and its representatives intend for there to be an international component to this offering.

Financial Statement

Consolidated Balance Sheets, page F-4

37.

Please revise to include a pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock as a result of your initial public offering. In addition, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion (but not the offering).

In response to the Staff’s comment, the Company revised page F-4 of Amendment No. 1 to the Registration Statement to include a pro forma balance sheet along side the historical balance sheet, giving effect to the change in capitalization, but not the offering proceeds.

Securities and Exchange Commission

September 27, 2006

Notes to Consolidated Financial Statements

Note (2) Restatement of Financial Statements, page F-7

38.

It appears you have made additional changes to your previously reported financial statements then the errors discussed in your restatement footnote. For example, we note your restated term license revenue caption has decreased by 22% and your subscription, maintenance and transaction fees revenue caption increased by 15% from the amounts previously reported in fiscal year 2004. We also note your restated gross margin increased by approximately 2% from the amount previously reported in fiscal year 2004. In addition, we note your restated accounts receivable decreased 15%, deferred revenue decreased 12% and other accrued expenses increased 15% from the balances previously reported as of December 31, 2004. Revise your disclosure to address why these restated balances have changed from the amounts previously reported. In addition clarify whether these changes were from an accounting change or the correction of an error pursuant to SFAS 154.

In response to the Staff’s comment, the Company revised the disclosure at pages F-7 to F-8 of Amendment No. 1 to the Registration Statement to more specifically explain the accounting errors discovered. The Company also clarified the other effects on revenue details and gross margin at pages F-7 to F-8 of Amendment No. 1 to the Registration Statement.

Note (3) Summary of Significant Accounting Policies

(c) Revenue Recognition, page F-9

39.	We note your policy with respect to the manner in which you establish VSOE of fair value of the elements in your arrangements. Please clarify the following with respect to your policy:
•

Your disclosure indicates you generally establish VSOE of fair value of your undelivered elements based on the price charged when that element is sold separately pursuant to paragraph 10 of SOP 97-2. However your disclosure with respect to your maintenance revenue indicates you establish VSOE of fair value of your maintenance element based on renewal rates pursuant to paragraph 57 of SOP 97-2. Revise your disclosure to clarify your policy for establishing VSOE of fair value of your undelivered elements.

The Company establishes vendor-specific objective evidence (VSOE) for its post-contract customer support based on renewal rates pursuant to paragraph 57 of SOP 97-2. In response to the Staff’s comment, the Company revised the disclosure at pages F-11 to F-12 of Amendment No. 1 to the Registration Statement to indicate that it establishes VSOE of fair value of its undelivered elements based on either (a) the price charged when that element is sold separately, (b) substantive renewal rates or (c) the price established by management if it is probable that the price will not change before the element is sold separately.

•

Your disclosure states that for elements not yet sold separately, you allocate revenue to each undelivered element based on the price established by management if it is probable the price will not change before the element is sold separately. Tell us what elements in your arrangements that you have used this method to establish VSOE of fair value. In addition, tell us how long after you established VSOE in this manner you sold the element separately and whether the price changed when sold separately.

Securities and Exchange Commission

September 27, 2006

The Company supplementally advises the Staff in 2002, the Company established VSOE for its Information Exchange module, which was introduced in 2002, based on the price established by management, as it was probable that the price established by management simultaneous with product introduction would not change before that element was sold separately. The Company’s first stand alone sale of this product occurred in June of 2003. The license fee in that and subsequent stand alone sales did not vary from the price originally established by management.

•

Your disclosure with respect to your service elements indicates you have established VSOE of fair value of your services based on the “package pricing” for the various service elements of your arrangements. However, a price list, in and of itself, does not qualify as VSOE of fair value. Therefore, tell us whether you have a history of separate sales of your services at list price in order to establish VSOE of fair value of each service you offer. In addition, tell us whether the prices charged in separate service sales vary from customer to customer and if so, how you determined the separate prices are supportive of VSOE of fair value.

The Company supplementally advises the Staff that during 2004, it established service packs that provided for the implementation, installation and configuration of its software modules. The Company does in fact have a history of separate sales of professional services. Accordingly, the rates used in developing the price of these fixed fee services packs were based on the prevailing hourly rates used in separate sales of the Company’s professional services to specific groups of customers. Customers are grouped into one of the following categories: jumbo, large, medium or small. The categorization of customers is based on the total membership of their plans. Accordingly, standard hourly rates for separate services sales as well as the Company’s standard packages vary based on the classification of the customer. However, rates used in determining the fair value of service packs are consistent within each class of customer. The Company believes that the lowest of the rates charged to customers in separate services sales are substantive as they are based on the Company’s standard rates.

Additionally, in determining whether the Company had established VSOE for its service pack offerings, the Company considered its ability to estimate the hours required to complete fixed fee professional services contracts. Prior to 2005, the Company was unable to consistently and accurately estimate the effort required to complete professional services contracts. During the second half of 2004, the Company began to implement methodologies for the standardization of project estimation as well as the aforementioned standardization of pricing for service packages. This included a focus on project management as well as staffing the projects with more skilled personnel. In addition to the implementation of these methodologies, the Company introduced new management within its Client Operations department, which resulted in the reduction of inefficient time spent on services projects due to high staff turnover levels. The actions taken in 2004 allowed the Company to reasonably estimate the effort required to complete professional services contracts.

Securities and Exchange Commission

September 27, 2006

Furthermore, in determining whether or not the Company established VSOE for professional services, it analyzed all sales of service packages in 2005 and determined that it consistently sold these packages at the hourly rates established by management. While the total number of hours required to complete a particular package may vary from customer to customer, the hourly rate used to determine the fee to be charged does not change for customers within a particular classification.

In response to the Staff’s comment, the Company revised its revenue recognition footnote at pages F-11 to F-14 of Amendment No. 1 to the Registration Statement to clarify that VSOE for professional services is based not only on the standard package pricing as determined by management, but also by considering the hourly rates in separate sales of services.

40.

Your disclosure indicates you recognize revenue from the license and maintenance elements of your short term time-based licenses ratably over the license term. Clarify why you recognize the license fee ratably over the license term and how your accounting complies with SOP 97-2 as amended and AICPA Technical Practice Aid Number 5100.53. As part of your response, clarify the length of the term of your short term time-based license and maintenance services.

The Company licenses certain modules under an annual recurring license fee model. Under this model, the license fee also entitles the customer to post-contract support (PCS) for the term of the arrangement, i.e. the license fee and PCS fee are bundled together and are not separately stated. The term of such arrangements is 12 months. Under AICPA Technical Practice Aid 5100.53, the fair value of PCS is not reliably measured by reference to a PCS renewal rate for time-based software licenses with a duration of one year or less. Accordingly, the Company amortizes the annual license fee over the 12 month term of the arrangement.

41.

Your disclosure indicates revenue from multiyear time-based licenses that include maintenance is recognized ratably over the license term unless a substantive maintenance renewal rate exists. However, your disclosure on page 35 indicates your recognize revenue for the multiyear term license element upon delivery. Clarify how your accounting complies with SOP 97-2 as amended and AICPA Technical Practice Aid Number 5100.54 and revise your disclosure as necessary. Please ensure to address all the indicators included in AICPA Technical Practice Aid Number 5100.54.

Securities and Exchange Commission

September 27, 2006

The Company licenses certain modules under a multiyear time-based license model under which post-contract customer support (PCS) is included for the initial year of the arrangement. PCS can be renewed for additional years based on a renewal rate that is included in the arrangement. The Company believes that, in accordance with AICPA Technical Practice Aid 5100.54, the renewal rate constitutes vendor-specific objective evidence (VSOE) of the fair value of PCS since the PCS renewal rate and term are substantive. The Company’s conclusion that the renewal rate and term are substantive is based on the following:

•

The period of initial PCS is short as compared to the term of the software license. The Company’s agreements are typically five years with an initial PCS term of one year. There is a specified PCS renewal rate for each of the remaining four years.

•	The aggregate PCS renewal term exceeds the initial PCS period, i.e. the initial PCS period is one year as compared to four annual PCS renewals.
•	The PCS renewal rates are based on the Company’s normal pricing for PCS.
42.

Your disclosure on page 35 states that you offer annual subscription licenses to utilize certain software applications. Clarify the method of delivery for these software arrangements. In this respect, clarify how these arrangements are different than your term licenses and your hosting services. Tell us how your accounting for these sales arrangements complies with SOP 97-2. As part of your response, explain whether you are accounting for these arrangements as services or whether you are applying subscription accounting pursuant to paragraph 48 and 49 of SOP 97-2.

Under the Company’s subscription software licenses, software may be physically delivered to the location of the customer or hosted by the Company at the location of its Application Service Provider (ASP). If installed locally at the customer, the software is delivered at the commencement of the arrangement. If hosted by the Company, the software is delivered via its ASP over the term of the arrangement beginning at the commencement of the arrangement. Once delivery has occurred and it has been determined that collectibility is probable, the fee is fixed and determinable, and persuasive evidence of an arrangement exists, the Company begins to recognize revenue for the related subscription fees. An additional fee is charged for the hosting services. The Company considers EITF 00-03 when determining whether to account for these sales as software or services arrangements. Should it be feasible for the customer to physically take possession of the software without penalty and run it locally, the Company accounts for the transaction as a subscription software arrangement under SOP 97-2. Should it be cost prohibitive for the customer to take physical possession of the software, the Company accounts for the transaction as a service arrangement under EITF 00-03. In considering whether or not a penalty exists, the Company considers not only any explicit penalties as stated in the contract, but the costs incurred by the customer for bringing the software in house. This analysis considered not only the estimated effort in de-installing the software at our ASP facility, but also the estimated costs to be incurred by the customer in installing the software in their own environment. These costs were deemed to be insignificant with respect to the total contract value, i.e. less than 5%. Further discussion of revenue recognition related to hosting arrangements is incorporated to the response to Comment 43.

Securities and Exchange Commission

September 27, 2006

These arrangements do not contain provisions for the customer to receive future software modules. The subscription license arrangements are one-year, time-based licenses that entitle the customer to the use of a specified software product and also include post-contract customer support (PCS) for the entire one-year term of the arrangement. The subscription may be renewed in subsequent years at a renewal rate which is specified in the contract.

The subscription arrangements differ from multi-year time-based licenses in that they contain an annual license fee which includes bundled PCS. Under the Company’s multi-year time-based licenses, PCS is included in year one and may be renewed in subsequent years based on the specified renewal rate.

The Company’s accounting for these sales arrangements in which the customer can take physical possession of the software without penalty complies with SOP 97-2 as amended and AICPA Technical Practice Aid Number 5100.53 as they constitute time-based licenses of 1 year which include bundled PCS. It is inappropriate to unbundle PCS from a time-based license of 12 months. Accordingly, the annual license fee is recognized on a straight-lined basis over the 12 month term of the time-based license.

43.

We note your general disclosure with respect to your hosting services revenue recognition policy. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

The Company offers its customers the option to have it host any of the software modules that it licenses. With the exception of its Information Exchange module, the Company gives its customers the contractual right to take possession of the software without significant penalty. For the Information Exchange module, it is not feasible for the customer to take physical possession of the software in a manner that would not be cost prohibitive. Accordingly, the Company accounts for its Information Exchange deals as a service arrangement pursuant to SAB Topic 13.

For all other modules which the Company licenses, it is feasible for the customer to take physical possession of the software. In addition, the Company’s customer contracts do not provide for penalties to be charged if the customer elects to do so. In determining whether or not the customer would incur a significant penalty, the Company considers the costs to be incurred by the customer for bringing the software in-house. Since the Company’s customers are contractually permitted to take physical possession of the software without penalty, the Company accounts for these arrangements under SOP 97-2.

Securities and Exchange Commission

September 27, 2006

44.

Your disclosure indicates you recognize revenue from consulting, training and other services using the percentage of completion method based on direct labor hours. However your disclosure also states consulting services primarily comprise implementation support related to the installation and configuration of your products and do not typically require significant production, modification or customization of the software. Therefore, tell us how recognizing services that do not require significant production, modification or customization of the software using the percentage of completion method complies with paragraph 66 of SOP 97-2.

Paragraph 66 of SOP 97-2 indicates that, should an arrangement include services that meet the criteria of paragraph 65 for separate accounting, revenue should be allocated among the software and service elements of the contract. The allocation should be based on vendor-specific objective evidence (VSOE) of fair values. Revenue allocated to the service element should be recognized as the services are performed or, if no pattern of performance is discernible, on a straight-line basis over the period that the services are performed.

Prior to 2005, because the Company was unable to establish VSOE for professional services, and its services did not include significant production, modification or customization of the software, it accounted for its arrangements in accordance with paragraph 12 of SOP 97-2. Paragraph 12 of SOP 97-2 states that if sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered. Accordingly, since the only elements of such arrangement on which VSOE did not exist were licenses and services, the Company deferred all revenue under the arrangement until the licenses and services were delivered. At that point, the only undelivered element was post-contract customer support (PCS), which the Company then recognized over the remaining PCS term.

Beginning in 2005, the Company was able to establish VSOE for professional services. Therefore, the Company’s arrangements now meet the criteria required by paragraph 65 of SOP 97-2 for separate accounting. Accordingly, the Company now allocates a portion of the arrangement to the services element of its arrangements based on VSOE of fair value of those services. Since a pattern of performance is discernible based on the value received by the customer and the labor hours incurred to date, the Company recognizes the service element as the service are performed using the proportional performance method.

45.

Your disclosure states you recognize license fee and consulting services concurrently for arrangements that require significant production, modification or customization of the software. Clarify how you measure progress to completion in these arrangements. We refer you to paragraphs 78 through 91 of SOP 97-2.

Securities and Exchange Commission

September 27, 2006

For arrangements under which the Company recognizes license fees and services concurrently, it measures progress to completion based on the input measure of labor hours as described in paragraph 81 of SOP 97-2. The Company believes that measuring percentage of completion based on the input measure of labor hours is appropriate since output measures such as units produced or contract milestones as described in paragraphs 85 through 91 of SOP 97-2 are not reasonably estimable, and therefore cannot be established. Furthermore, the Company believes that labor hours are the best indicator of efforts devoted to an arrangement and, as such, the Company measures its percentage of completion accordingly. As stated in paragraph 83 of SOP 97-2, labor hours provide a good measure of progress-to-completion on elements of software arrangements that involve customization of core software.

46.

Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, for each material type of transaction, this guidance requires you to disclose your accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Please revise as appropriate to comply with this guidance.

The Company considered SAB Topic 13.B in drafting its revenue recognition disclosure. Specifically, the Company disclosed its policies and practices with respect to the recognition of the various elements under its multi-element contractual arrangements with its customers. The following material elements are discussed in Note 3(c):

•	multi-year time based license fees;
•	time-based license fees of 12 months or less;
•	support and maintenance;
•	consulting services; and
•	transaction revenue.

Because the Company has different policies for different types of revenue transactions, it addressed within the disclosure the basis for establishing vendor specific objective evidence (VSOE) for each material unit of accounting. The Company revised its revenue recognition disclosure to clarify the way in which it determines the value of transaction fees within a multiple element arrangement. Please refer to Note 3(c) at pages F-11 to F-14 of Amendment No. 1 to the Registration Statement.

47.	Revise to disclose the components of your deferred revenue pursuant to Regulation S-X, Rule 5-02.26(c). In addition, tell us why all of your deferred revenue is classified as current.

Deferred revenue is comprised of deferred maintenance and license fees and deferred professional services fees. The Company has revised its consolidated balance sheet to separate these two components of deferred revenue as of each reporting date.

Securities and Exchange Commission

September 27, 2006

From a historical perspective, the Company’s deferred revenue balances have converted to revenue within 12 months of the respective balance sheet date. The duration of the Company’s consulting services arrangements are generally less than six months, and subscription license and maintenance contracts are generally 12 months. Accordingly, the Company has made a judgment that substantially all of its deferred revenue as of each reporting date will convert to revenue within 12 months, and has classified deferred revenue as a current liability on its consolidated balance sheet.

48.

We note your disclosure on page 37 that states that you expense sales commissions at the time the related revenue is recognized. Clarify whether you expense the sales commissions as your software revenue is recognized or whether you allocate a portion of the expense to your customer support and professional services revenue. Tell us how your policy complies with accordance with SAB Topic 13, Section A.f, Question 5.

In response to the Staff’s comment, the Company revised its disclosure regarding sales commissions at page 37 of Amendment No. 1 to the Registration Statement to note that sales compensation is expensed proportionally, and over the same period, that the related revenue is recognized.

(n) Stock-Based Compensation, page F-15

49.

Your disclosure indicates you have adopted SFAS 123R utilizing the modified-prospective transition method. However, it appears that prior to adopting SFAS 123R, you used the minimum value method of measuring equity share options for purposes of complying with SFAS 123. Therefore, you are required to adopt SFAS 123R using the prospective method pursuant to paragraph 83 of SFAS 123R. In addition, clarify how your pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25 complies with paragraph 85 of SFAS 123R. Please advise or revise as appropriate.

In response to the Staff’s comment, the Company revised the disclosure regarding SFAS 123R at pages F-20 to F-21 of Amendment No. 1 to the Registration Statement to clarify that the Company used the prospective-transition method in adopting SFAS 123R, since it had used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under Statement 123. The Company applied SFAS 123R prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date, and continued to account for any portion of awards outstanding at January 1, 2006 using the accounting principles originally applied to those awards using the minimum value method established at the date of grant.

50.	Revise to disclose a description of the expected term utilized to determine the fair value of your options at date of grant pursuant to paragraph A240.e.(2)(a) of SFAS 123R.

The expected term utilized to determine the fair market value of the Company’s options at date of grant was calculated by analyzing cumulative share exercise and share expiration data as of the grant date. This analysis was performed on various classes of employees, i.e. Section 16 employees, non-Section 16 employees and directors. The weighted average life as of each grant date was then calculated and used in determining the pro forma expense for each reporting period. In response to the Staff’s comment, the Company revised its disclosure on stock based compensation at pages F-16 to F-18 of Amendment No. 1 to the Registration Statement to include a description of the expected term utilized to determine fair market value.

Securities and Exchange Commission

September 27, 2006

Note (6) Income Taxes, page F-22

51.

Your disclosure states, “management’s assessment was that it was more likely than not that at December 31, 2005, net operating loss carryforwards relating to two years of projected taxable income would be realized.” Provide your analysis supporting your conclusion that a valuation allowance is not needed for two years of projected taxable income. As part of your response, tell us how you considered the positive and negative factors identified in paragraphs 23 through 25 of SFAS 109 when forming your conclusion. Tell us the impact that the projected taxable income had on your conclusion. That is, indicate how the impact equates with extent that the projections can be objectively verified.

Under FAS 109, forming a conclusion on the amount of a valuation allowance, if any, which is necessary requires the consideration of both the negative and positive evidence that is available. The following summarizes the negative and positive evidence considered in determining whether or not a valuation allowance is necessary:

Negative Evidence

History of operating losses

Paragraph 102 of FAS 109 states that “when an enterprise moves into a three-year cumulative loss status, the assured beyond a reasonable doubt criterion would (a) prohibit recognition of a tax benefit for the current year loss and (b) require recognition of a valuation allowance for deferred tax assets originally recognized in prior years.” The FASB goes on to state that “when an enterprise moves out of a cumulative three year loss status, the more likely than not criterion might remove the need for a valuation allowance.”

The latter part of the above paragraph pertains to the Company as of December 31, 2005. As of December 31, 2005, excluding the effect of the gain or loss of change in fair value of redeemable convertible preferred stock conversion option, the Company has cumulative three year taxable income of approximately $2.9 million. The Company believes that the losses incurred from 2000 through 2003 do not accurately reflect the Company’s ability to generate future profits as the losses relate to significant development efforts during that period similar efforts are not anticipated in future years.

Losses expected in early future years

The Company believes that negative evidence does not exist with respect to losses in early future years based on its 2005 pretax income and projections for 2006 through 2007. The Company’s annual operating plan which is used as the basis for its projections is based on a detailed review of its operations and sales opportunities and includes all of the Company’s managers. In an attempt to utilize evidence that could be objectively verified, the Company also looked to its operating profits in 2004 and 2005. Assuming no growth in revenue or operating profits, the Company would fully utilize net operating loss carry-forwards prior to the expiration of the deferred tax asset.

Securities and Exchange Commission

September 27, 2006

Loss in first six months of 2006

The Company incurred a loss, excluding the gain from the change in fair value of redeemable convertible preferred stock conversion options, of approximately $200,000 in the first six months of 2006. This loss approximated the loss planned in the Company’s internal operating plan for the first six months 2006. The Company has historically seen the majority of new deals close in the second, third, and fourth quarters of each year. Accordingly, when the Company builds its operating plan for each year, the volume of new deals in the first quarters is relatively low (about 15% of the total expected new deal volume). Based on the Company’s current sales pipeline, there are several large opportunities that the Company expects to close in the third and fourth quarters of 2006. In addition, the Company believes that it has overcome this negative evidence given sales which have closed, but for which the related revenue will be recognized over the balance of the year. In addition, there are sufficient opportunities in the Company’s sales pipeline that the Company believes will allow it to achieve the profit targets in line with its projections.

While the loss in the first six months of 2006 represents negative evidence with respect to the ability to reverse the valuation allowance as of December 31, 2005, the Company believes that this is overcome due to the fact that it generated a loss in which it approximated the operating income target in its internal plan, thus indicating that its plan for 2006 is on track. In addition, the Company believes that it has overcome this negative evidence due to sales that have closed, but for which the related revenue has not yet been recognized and that will accordingly be recognized over the a balance of the year. In addition, there are sufficient opportunities in the Company’s sales pipeline that the Company believes will allow it to achieve the profit targets in line with its projections.

Unsettled Circumstances

Currently, with the exception of unsettled circumstances that occur in the normal course of business (e.g. negotiation of customer and vendor contracts), there are no significant unsettled circumstances that impact the Company’s ability to generate operating profits in the future. As such, negative evidence does not exist with respect to unsettled circumstances.

Securities and Exchange Commission

September 27, 2006

Length of carryforward periods

The Company’s federal NOLs begin to expire in 2012. However, based on 2005 taxable income, the Company utilized $5.6 million of NOLs for the 2005 tax year. The remaining NOLs are then set to expire beginning in 2015.

The Company believes that the length of the carryforward period for the Company’s NOLs does not constitute negative evidence.

Positive Evidence

Cumulative Operating Profits

As previously mentioned, the Company has cumulative operating profits, defined as income before taxes excluding the effect of the gain or loss on the change in fair value of redeemable convertible preferred stock conversion options, of $2.9 million for the years 2003, 2004 and 2005. In addition, the Company projects this cumulative pretax income to continue in the future.

Taxable Income

While the Company generated a pretax loss in 2003, for tax purposes the Company showed taxable income for that year after the consideration of temporary differences. Accordingly, the Company partially used the NOL carry forwards for the 2003 and 2004 tax years. In addition, $5.6 million of NOL carryforwards were utilized for the 2005 tax year.

Conclusion

The Company believes that the most significant piece of negative evidence with respect to determining whether a valuation allowance should be reversed pertains to the loss planned for and generated in the first six months of 2006. However, the Company believes that the positive evidence described above outweighs the negative evidence. While the loss for the first six months could imply an inability to generate profits, this loss was planned for and is expected to be overcome in the second half of the year. This trend would be in line with the Company’s historical performance. Furthermore, the length of time during which the Company can utilize the NOLs is positive evidence that strongly supports the Company’s ability to realize these assets prior to their expiration. Finally, the fact that the Company has shown taxable income, therefore allowing utilization of the NOLs for the past three tax years, including $5.6 million of NOLs for the 2005 tax year, further supports the Company’s ability to recognize these assets prior to their expiration.

Note (7) Convertible Preferred Stock and Redeemable Convertible Preferred Stock, page F24

52.

Your disclosure indicates the terms of the Series B and C redeemable convertible preferred stock include certain conversion options that represent derivative financial instruments under the provisions of SFAS 133. Your disclosure further indicates this conclusion is based on the redemption features that allow the holder to be able to redeem the preferred stock by receiving cash that is based on the value of the common stock and to put the shares back at the greater of the accreted value or fair value. Explain how you determined these features permit net settlement of the conversion option pursuant to the guidance of paragraphs 6.c and 9 of SFAS 133. In this respect, tell us how you considered the fact that the Series B and C shareholders are not able to request redemption until the earlier of March 30, 2007 or the date of withdrawal of the registration statement on Form S-1 when concluding the conversion feature permits net settlement.

Securities and Exchange Commission

September 27, 2006

The Company supplementally advises the Staff that, under the terms of the Series B and Series C Preferred Stock, the holders had the right to put the shares back to the Company at the greater of the accreted value or fair value. In accordance with Derivatives Implementation Group issue B-38, “the potential settlement of the debtor’s obligation to the creditor that would occur upon exercise of the put option or call option meets the net settlement criterion in paragraph 9(a).” The original terms of the Series B and C redeemable convertible preferred stock gave the holders the right to exercise this put option between June 20, 2004 and June 20, 2007. When the terms were modified in July 2006, the holders of the Series B and C redeemable convertible preferred stock agreed not to elect to convert their shares until March 30, 2007 in return for a portion of the accumulated and unpaid preferred dividends being converted into common stock.

The Company corrected its accounting for the preferred stock conversion option liability, accretion and beneficial conversion option in Amendment No. 1 to the Registration Statement.

53.

We note from your disclosure that you recorded a discount associated with the beneficial conversion feature of your Series C redeemable convertible preferred stock. Since you have concluded the embedded conversion feature meets the criteria of SFAS 133 to be separated from the host contract and accounted for as a derivative, the instrument is not within the scope of EITF 98-5. We refer you to the guidance of paragraph 16 of EITF 98-5. We further refer you to the guidance in Section II.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance. Revise your accounting for the conversion feature to comply with this literature as necessary.

The Company supplementally advises the Staff that it reviewed the Series C redeemable convertible preferred stock in the context of SFAS 133 and determined that its accounting has been corrected in a restatement of its financial statements. The Company evaluated the terms of the Series A convertible preferred stock regarding the accrued and unpaid dividends, and determined that the dividends should be separately analyzed in the context of issue 10 of EITF 00-27. In addition, the Company determined that dividends on the convertible preferred would become a liability only upon the declaration of those dividends by the board of directors. However, until such time as the dividends were declared, no commitment date would be established, and the Company determined that the dividends needed to be accounted for under Issue 10 of EITF 00-27, with the commitment date established upon declaration of the convertible preferred dividends by the board.

54.

We note the liquidation value of your Series B and C redeemable convertible preferred stock is significantly higher than your carrying value. Clarify whether the liquidation value is the redemption value of your Series B and C redeemable convertible preferred stock. In this respect, tell us how your accounting complies with SAB Topic 3.C and why you are not accreting to your redemption value.

Securities and Exchange Commission

September 27, 2006

The Company supplementally advises the Staff that the liquidation and redemption values of the Series B redeemable convertible preferred stock are identical, and the liquidation and redemption values of the Series C redeemable convertible preferred stock are identical.  The redeemable convertible preferred stock was initially recorded at the price at which it was sold to the preferred stockholders, which the Company determined to be fair value at the date of issue. The Company is periodically increasing the value of the Series B redeemable convertible preferred stock by amounts representing dividends not currently declared or paid. Because the Series C redeemable convertible preferred stock has a liquidation or redemption value three times its fair value at the date of issue, the Company accreted its carrying value periodically using the interest method, so that the carrying value equalled the redemption value at June 30, 2004.

55.

Revise the disclosure on your balance sheet to disclose the redemption amount of your redeemable preferred stock pursuant to Regulation S-X, Rule 5-02.28(b). In addition, revise your disclosure of the Redeemable Convertible Preferred Series B and C Preferred Stock to provide the combined aggregate amount of redemption requirements for each issuance of preferred stock each year for the five years following the date of the latest balance sheet. We refer you to Regulation S-X, Rule 5-02.28(c)(2).

In response to the Staff’s comment, the Company revised the description on the balance sheet at page F-4 of Amendment No. 1 to the Registration Statement to include both the liquidation and redemption values. The Company also included a disclosure that the Series B and Series C redeemable convertible preferred stock does not have a schedule of required redemptions. Accordingly, the Company cannot include a schedule of the redemptions for each of the five years following the balance sheet date because no redemptions are required.

56.

We note from your disclosure on page F-5 that you accreted deferred issuance costs from convertible preferred stock and redeemable convertible preferred stock in fiscal year 2003 and 2004. Clarify how your accounting for deferred issuance costs complies with SAB Topic 5A.

In response to the Staff’s comment, the Company revised the disclosure at page F-20 of Amendment No. 1 to the Registration Statement to clarify that only the specific incremental costs directly attributable to the offering of the convertible preferred and redeemable convertible preferred stock have been accreted to the value of the convertible preferred and redeemable convertible preferred stock.

Securities and Exchange Commission

September 27, 2006

Note (8) Common Stock, Warrants and Options

57.

Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

•	The nature and type of stock option or other equity related transaction;
•	The date of grant/issuance;
•	Description/name of option or equity holder;
•	The reason for the grant or equity related issuance;
•	The number of options or equity instruments granted or issued;
•	The exercise price or conversion price;
•	The fair value of underlying shares of common stock;
•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
•	The amount and timing of expense recognition

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company has a Common Stock Option Plan administered by the Compensation Committee (the “Committee”) of its board of directors. All full time employees of the Company are eligible to participate in the Option Plan. The Committee may grant either incentive or non-qualified stock options to purchase shares of the Company’s Common Stock. All grants of options are reviewed and approved by the Committee. Management provides recommendations to the Committee as to the number of shares underlying an individual option grant. The option vesting period is generally four years beginning with the first anniversary date of the option grant. As a privately held company, the Committee periodically reviewed various factors to determine the fair market value (exercise price) associated with an option grant, including business trends of the Company, discussions of value with private equity investors (including those that purchased equity securities of the Company in transactions referenced in the Company's response to Comments 58 and 59 below), more recently, discussions of value with strategic business partners and, most recently, discussion with the Company’s underwriters of preliminary values. The board of directors periodically approves exercise pricing for common stock options based upon the recommendation of the Committee.

In 2006 the Company retained an independent valuation specialist to retroactively determine the fair value of a share of common stock at each of December 31, 2001, 2002, 2003, 2004 and 2005. The independent valuation indicated that as of December 31, 2004 and 2005 the fair value of a share of common stock was higher than the estimated fair value as determined by the Company’s board of directors. The Company, therefore, recorded an applicable compensation charge in its financial statements based upon the difference between exercise price and fair value and the vesting period of the option. See the Company’s response to Comments 58 and 59 below.

Securities and Exchange Commission

September 27, 2006

All full time employees receive an option award upon employment, or within six months of employment. The amount of the award is based upon position to be filled and the recommendation of the hiring manager to the Committee. After one year of employment, all full time employees are eligible to receive additional option grants based upon their performance and recommendation to the Committee by their manager. In addition, sales personnel are eligible for an option award for the purchase of 2,000 shares of common stock upon achievement of their revenue quota for a calendar year.

The table below summarizes pertinent information relevant to stock option grants from June 30, 2005 through September 27, 2006.

Securities and Exchange Commission

September 27, 2006

COMMON STOCK OPTIONS GRANTED FROM JULY 1, 2005 TO SEPTEMBER 27, 2006

[CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY FOR THE BRACKETED ([*]) INFORMATION IN THE FOLLOWING TABLE]

						Fair Value of Common Stock
										Deferred Compensation At June 30, 2006

	Grant Date			Common Shares	Exercise Price			Compensation Expense Recorded In
Type		Name	Reason For Grant				Vesting Period	2005	2006

ISO	8/23/2005	[*]	Follow on grant – Performance	150,000	$0.25	$2.26	08/23/05 to 08/23/09	$26,845.98	$33,063.67	$194,709.65
ISO	8/23/2005	[*]	Initial employment grant	4,000	$0.25	$2.26	08/23/05 to 08/23/09	$667.33	$881.70	$5,192.26
ISO	8/23/2005	[*]	Follow on grant – Performance	4,000	$0.25	$2.26	08/23/05 to 08/23/09	$667.33	$881.70	$5,192.26
ISO	8/23/2005	[*]	Follow on grant – Performance	2,000	$0.25	$2.26	08/23/05 to 08/23/09	$333.66	$440.85	$2,596.13
ISO	8/23/2005	[*]	Follow on grant – Performance	100,000	$0.25	$2.26	08/23/05 to 08/23/09	$17,897.32	$22,042.44	$129,806.43
ISO	8/23/2005	[*]	Follow on grant – Performance	3,000	$0.25	$2.26	08/23/05 to 08/23/09	$500.50	$661.27	$3,894.19
ISO	8/23/2005	[*]	Initial employment grant	2,000	$0.25	$2.26	08/23/05 to 08/23/09	$333.66	$440.85	$2,596.13
ISO	8/23/2005	[*]	Initial employment grant	4,000	$0.25	$2.26	08/23/05 to 08/23/09	$667.33	$881.70	$5,192.26
ISO	8/23/2005	[*]	Follow on grant – Performance	1,500	$0.25	$2.26	08/23/05 to 08/23/09	$250.25	$330.64	$1,947.10
ISO	8/23/2005	[*]	Follow on grant – Performance	1,000	$0.25	$2.26	08/23/05 to 08/23/09	$166.83	$220.42	$1,298.06
ISO	8/23/2005	[*]	Initial employment grant	10,000	$0.25	$2.26	08/23/05 to 08/23/09	$1,668.32	$2,204.24	$12,980.64
ISO	8/23/2005	[*]	Initial employment grant	2,500	$0.25	$2.26	08/23/05 to 08/23/09	$417.08	$551.06	$3,245.16
ISO	8/23/2005	[*]	Follow on grant – Performance	1,000	$0.25	$2.26	08/23/05 to 08/23/09	$166.83	$220.42	$1,298.06
ISO	8/23/2005	[*]	Follow on grant – Performance	1,500	$0.25	$2.26	08/23/05 to 08/23/09	$250.25	$330.64	$1,947.10
ISO	8/23/2005	[*]	Follow on grant – Performance	1,500	$0.25	$2.26	08/23/05 to 08/23/09	$250.25	$330.64	$1,947.10
ISO	8/23/2005	[*]	Follow on grant – Performance	1,000	$0.25	$2.26	08/23/05 to 08/23/09	$166.83	$220.42	$1,298.06
ISO	8/23/2005	[*]	Follow on grant – Performance	4,000	$0.25	$2.26	08/23/05 to 08/23/09	$667.33	$881.70	$5,192.26
ISO	8/23/2005	[*]	Initial employment grant	2,000	$0.25	$2.26	08/23/05 to 08/23/09	$333.66	$440.85	$2,596.13
ISO	8/23/2005	[*]	Follow on grant – Performance	2,000	$0.25	$2.26	08/23/05 to 08/23/09	$333.66	$440.85	$2,596.13
ISO	8/23/2005	[*]	Follow on grant – Performance	160,000	$0.25	$2.26	08/23/05 to 08/23/09	$28,635.71	$35,267.91	$207,690.29
ISO	8/23/2005	[*]	Initial employment grant	4,000	$0.25	$2.26	08/23/05 to 08/23/09	$667.33	$881.70	$5,192.26
ISO	8/23/2005	[*]	Initial employment grant	3,000	$0.25	$2.26	08/23/05 to 08/23/09	$500.50	$661.27	$3,894.19
ISO	8/23/2005	[*]	Follow on grant – Performance	2,500	$0.25	$2.26	08/23/05 to 08/23/09	$417.08	$551.06	$3,245.16
ISO	10/26/2005	[*]	Initial employment grant	6,000	$0.25	$2.26	10/26/05 to 10/26/09	$760.00	$1,340.19	$8,369.52
ISO	10/26/2005	[*]	Initial employment grant	5,000	$0.25	$2.26	10/26/05 to 10/26/09	$633.33	$1,116.83	$6,974.60
ISO	10/26/2005	[*]	Initial employment grant	2,500	$0.25	$2.26	10/26/05 to 10/26/09	$316.67	$558.41	$3,487.30
ISO	10/26/2005	[*]	Initial employment grant	2,500	$0.25	$2.26	10/26/05 to 10/26/09	$316.67	$558.41	$3,487.30
ISO	10/26/2005	[*]	Initial employment grant	2,000	$0.25	$2.26	10/26/05 to 10/26/09	$253.33	$446.73	$2,789.84
ISO	10/26/2005	[*]	Initial employment grant	7,000	$0.25	$2.26	10/26/05 to 10/26/09	$886.67	$1,563.56	$9,764.44
ISO	10/26/2005	[*]	Initial employment grant	4,000	$0.25	$2.26	10/26/05 to 10/26/09	$506.67	$893.46	$5,579.68
ISO	10/26/2005	[*]	Initial employment grant	2,500	$0.25	$2.26	10/26/05 to 10/26/09	$316.67	$558.41	$3,487.30
ISO	1/3/2006	[*]	Initial employment grant	3,500	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$593.82	$4,151.65
ISO	1/3/2006	[*]	Follow on grant – Performance	2,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$339.33	$2,372.37
ISO	1/3/2006	[*]	Initial employment grant	2,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$339.33	$2,372.37
ISO	1/3/2006	[*]	Initial employment grant	3,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$508.99	$3,558.56
ISO	1/3/2006	[*]	Initial employment grant	3,500	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$593.82	$4,151.65
ISO	1/3/2006	[*]	Initial employment grant	8,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$1,357.31	$9,489.50
ISO	1/3/2006	[*]	Initial employment grant	5,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$848.32	$5,930.93
ISO	1/3/2006	[*]	Initial employment grant	4,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$678.65	$4,744.75
ISO	1/3/2006	[*]	Follow on grant – Performance	4,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$907.00	$6,338.00
ISO	1/3/2006	[*]	Initial employment grant	7,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$1,187.64	$8,303.31
ISO	1/3/2006	[*]	Initial employment grant	3,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$508.99	$3,558.56
ISO	1/3/2006	[*]	Follow on grant – Performance	4,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$678.65	$4,744.75
ISO	1/3/2006	[*]	Follow on grant – Performance	2,500	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$424.16	$2,965.47
ISO	1/3/2006	[*]	Initial employment grant	1,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$169.66	$1,186.19
ISO	1/3/2006	[*]	Follow on grant – Performance	5,000	$1.25	$2.26	1/3/06 to 1/3/10	$0.00	$848.32	$5,930.93
ISO	4/26/2006	[*]	Performance – Prior Year Revenue Achievement	25,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$1,424.24	$30,566.68
ISO	4/26/2006	[*]	Performance – Prior Year Revenue Achievement	10,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$348.64	$12,226.67
ISO	4/26/2006	[*]	Initial employment grant	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Initial employment grant	2,500	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$87.16	$1,870.43
ISO	4/26/2006	[*]	Follow on grant – Performance	10,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$569.70	$12,226.67
ISO	4/26/2006	[*]	Initial employment grant	3,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$104.59	$2,244.51
ISO	4/26/2006	[*]	Initial employment grant	2,500	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$87.16	$1,870.43
ISO	4/26/2006	[*]	Initial employment grant	6,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$209.18	$4,489.02
ISO	4/26/2006	[*]	Follow on grant – Performance	4,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$139.45	$2,992.68
ISO	4/26/2006	[*]	Follow on grant – Performance	10,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$348.64	$7,481.70
ISO	4/26/2006	[*]	Initial employment grant	4,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$139.45	$2,992.68
ISO	4/26/2006	[*]	Initial employment grant	2,500	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$87.16	$1,870.43
ISO	4/26/2006	[*]	Initial employment grant	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Initial employment grant	2,500	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$87.16	$1,870.43
ISO	4/26/2006	[*]	Initial employment grant	1,250	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$43.58	$935.21
ISO	4/26/2006	[*]	Follow on grant – Performance	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Follow on grant – Performance	3,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$104.59	$2,244.51
ISO	4/26/2006	[*]	Performance – Prior Year Revenue Achievement	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Initial employment grant	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Follow on grant – Performance	4,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$139.45	$2,992.68
ISO	4/26/2006	[*]	Initial employment grant	10,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$348.64	$7,481.70
ISO	4/26/2006	[*]	Performance – Prior Year Revenue Achievement	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Initial employment grant	2,500	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$87.16	$1,870.43
ISO	4/26/2006	[*]	Follow on grant – Performance	2,500	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$87.16	$1,870.43
ISO	4/26/2006	[*]	Initial employment grant	4,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$139.45	$2,992.68
ISO	4/26/2006	[*]	Initial employment grant	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Initial employment grant	5,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$174.32	$3,740.85
ISO	4/26/2006	[*]	Initial employment grant	4,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$139.45	$2,992.68
ISO	4/26/2006	[*]	Initial employment grant	2,500	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$87.16	$1,870.43
ISO	4/26/2006	[*]	Initial employment grant	7,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$244.04	$5,237.19
ISO	4/26/2006	[*]	Follow on grant – Performance	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Initial employment grant	4,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$139.45	$2,992.68
ISO	4/26/2006	[*]	Initial employment grant	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Follow on grant – Performance	3,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$104.59	$2,244.51
ISO	4/26/2006	[*]	Performance – Prior Year Revenue Achievement	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	4/26/2006	[*]	Performance – Prior Year Revenue Achievement	2,000	$11.00	$2.26	4/26/06 to 04/26/10	$0.00	$69.73	$1,496.34
ISO	7/18/2006	[*]	Initial employment grant	2,000	$11.00	$2.26	Fully Vested	$0.00	$0.00	n/a	(A)

		I S O T O T A L S		714,250				$86,795	$126,087	$857,914

NQO	4/26/2006	[*]	Prior Year Performance – Provision of Employment Agreement	250,000	$11.00	$11.00	04/26/06 to 04/26/10	$0.00	$14,242.44	$305,666.81
NQO	4/26/2006	[*]	Initial employment grant	300,000	$11.00	$11.00	04/26/06 to 04/26/10	$0.00	$17,090.92	$366,800.17
NQO	7/18/2006	[*]	Prior Year Performance – Provision of Employment Agreement	250,000	$11.00	$11.00	07/18/06 to 07/18/10	$0.00	$0.00	n/a	(A)

		N Q T O T A L S		800,000				$0	$31,333	$672,467

		Total Granted for the Period		1,514,250				$86,795	$157,420	$1,530,381

(A)	Options were granted subsequent to June 30, 2006. Accordingly, there is no deferred compensation related to these grants as of that date.
Compensation expense related to these grants will be recorded over the applicable vesting period beginning on the grant date of July 18, 2006.

Securities and Exchange Commission

September 27, 2006

58.

Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.

59.

Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

The following collectively responds to Comments 58 and 59.

General

Since its incorporation in 1988, the Company has funded its operations primarily through the private placement of equity securities, debt financing and the sale of its software and services. From 1988 until 1997 the Company’s operations were funded primarily through internally generated cash flows and bank lines of credit. In 1997, the Company raised approximately $3.5 million from the sale of Series A preferred stock at $1.50 per share. In 2000, the Company raised $30 million from the sale of Series B preferred stock at $4.73 per share. And, in 2001, the Company raised $5 million from the sale of Series C preferred stock at $1.13 per share and issued warrants to a prior lender to purchase 283,185 shares of common stock at $1.13 per share. The proceeds from the above financings were used primarily to fund the Company’s operating losses and development of its products.

During the period 2001 until mid-2006, the Company’s board of directors determined the fair value of the Company’s common stock based upon the business trends of the Company, discussions of value with private equity investors (including those that purchased equity securities of the Company in the transactions referenced above), more recently discussions of value with strategic business partners and, most recently, discussions with the Company’s underwriter of preliminary values. During the fourth calendar quarter of 2005 and the first calendar quarter of 2006, management informally discussed with several investment bankers the potential for an initial public offering (“IPO”) of the Company’s common stock. These investment bankers advised the Company that given the market conditions and the revenue and profitability of the Company, it was not likely the Company could successfully complete an IPO. The Company’s discussion with its current underwriter regarding an IPO began in late March 2006. In late March 2006, the Company’s board of directors authorized the Company to begin its preliminary preparation for the IPO process and, on April 7, 2006, the Company held an organizational meeting for an IPO. Although these discussions and decisions indicate an intention on the part of the Company to consider a potential IPO, both the board of directors and management understood that the Company would need to experience significant positive results of operations to successfully complete its IPO.

Securities and Exchange Commission

September 27, 2006

In preparation for the IPO process, the Company engaged an independent consultant, Mufson Howe Hunter & Company LLC, to prepare a valuation of the fair value of the Company’s common stock as of December 31, 2001, 2002, 2003, 2004 and 2005. This valuation was performed retroactively pursuant to an engagement letter dated June 15, 2006. The independent consultant applied methodologies discussed in the Practice Aid. Their investigation and analysis included, but was not limited to:

•	Detailed interviews with management concerning the assets, financial and operating history, and forecast of future operations of the Company;
•	Analysis of audited and unaudited historical and forecast financial statements and other financial and operational data concerning the Company;
•

Review of corporate documents, including, but not limited to, preferred shareholder agreements, capitalization summaries of preferred and common stock, management incentive plans, options and warrants;

•	Independent research concerning the healthcare and life sciences software industry;
•	Independent research and analysis concerning comparable public companies and transactions involving comparable public and private companies;
•	Independent research concerning the current economic conditions and outlook for the United States economy, as well as global economic conditions; and
•	Independent historical research and analysis of the trends and requirements of the IPO market.

The independent consultant has provided assurances that their valuation analysis is consistent with general accepted valuation standards generally and specifically with the applied methodologies discussed in the Practice Aid.  During the course of its valuation analyses, the consultant was provided with unaudited pro-forma and forecast financial and operational data regarding the Company and without independent verification, relied upon these data as accurately reflecting the results of the operations and financial position of the Company. The consultant has reviewed for reasonableness the data, in light of the industry and economic data discussed in this report and the results of its interviews of management, and has informed the Company that it has no reason to believe the data are unreasonable. However, as valuation consultants, the consultant did not audit these data and express no opinion or other form of assurance regarding their accuracy or fairness of presentation.

Securities and Exchange Commission

September 27, 2006

Historical Financial Results Reviewed by Independent Consultant

As stated above, in preparing its analysis and valuation, one of the factors that the independent consultant considered was the financial results of the company and outstanding capital structure of the Company, a portion of which is summarized in the following paragraphs.

For the periods 2001 to 2003, the Company’s revenues grew at a compounded annual growth rate of 28% and the Company experienced operating losses. Therefore, the Company’s common stock was a high-risk instrument with only marginal value, if any. The September 2001 Series C Convertible Preferred financing included a 10% dividend rate and significant participating liquidation preferences, reflecting the high degree of investment risk, the Company’s operating history, negative cash flows and financial condition. In addition, the holders of the Company’s preferred stock are entitled to a preference prior to any payment to the holders of the Company’s common stock upon the sale, merger, liquidation or winding up of the company. Specifically, the holders of the Series A and B preferred stock are entitled to an amount per share equal to the stated price of the preferred stock plus dividends before any amount may be paid to the holders of any common stock. The holders of the Series C preferred stock are entitled to three times the stated price plus dividends before any amount may be paid to the holders of common stock. Upon the agreement of the holders of 60% of the then outstanding Series B and C preferred stock, such holders, beginning June 2004, can require the Company to redeem the preferred stock. At December 31, 2001 the aggregate value of the preferred liquidation preferences was $38.9 million including $4.3 million of accrued but unpaid dividends.

For the periods 2003 to 2005 the Company’s revenues grew at a compounded annual growth rate of 37% and the Company recorded operating profits, which increased year by year. In addition the market values of comparable public companies as well as valuations of companies in merger and acquisition activities improved. During these periods the preferred stock participating liquidation preferences and accumulating dividends continued to significantly depress the value of a common share. At December 31, 2005 the aggregate value of the preferred liquidation preferences was $54.4 million including $14.5 million of accrued but unpaid dividends.

The Company’s agreements with its preferred shareholders provide a definition of a Qualified Initial Public Offering as one with a pre-IPO valuation of $150 million and in which the Company raises at least $30 million. In the period 2003 to 2005, the high value in this definition given the relatively lower projected public valuation of the Company, continued to depress the probability that the Company could complete an IPO. The assignment of fair value to a share of the Company’s common stock by its Board Directors reflects a weighting of discussions with private equity investors and strategic business partners regarding the fair value of the Company’s equity.

Securities and Exchange Commission

September 27, 2006

For the nine months ended September 30, 2005, the Company’s revenues and operating income were lower than its internal operating plan by $3.4 million and $2.4 million, respectively. In mid-November 2005, the Company signed a licensing contract with HCSC, a significant customer in 2005, for its entire Integrated Medical Management Product suite and to provide the Company’s Patient Clinical Summary to its network. The integrated solution was intended to become the core medical management system for HCSC and its affiliates. The integrated suite was to be deployed throughout HCSC’s four affiliates during 2006. The signing of this contract allowed the Company to make significant strides toward achieving its operating plan for revenues and operating income for 2005. In the late part of the first quarter of 2006, the Company began the delivery of its Patient Clinical Summary under a pilot program with a Delaware customer for members who required treatment in a Delaware hospital emergency room. At the same time HCSC made aggressive steps to prepare Patient Clinical summaries for members of its Illinois affiliate.

In performing the analysis discussed below, the independent valuation consultant valued the Company in both a sale scenario and an IPO scenario. At December 31, 2005, the Company believed that a sale was much more likely than an IPO as an exit strategy due to the weakness in the IPO market for software companies as well as the Company’s relatively small size compared to other recently complete public offering transactions. In 2005, only seven IPOs were completed for software companies, compared to eighteen in the previous year. The median revenue for the completed IPOs was $74 million, almost twice the Company’s revenues of $38 million. The potential for an initial public offering by the Company was also impacted by the $150 million minimum for a pre-money valuation in order for the IPO to be considered a Qualified IPO pursuant to the terms of the Company’s Series C preferred stock. If the IPO is not counted as a Qualified IPO, over $40 million in liquidation preference and additional dividends must be paid, to the detriment of the value of the holders of the common shares.

Securities and Exchange Commission

September 27, 2006

Summary of Results of Independent Consultant

The following is a summary of the results of the appraisal of the fair value of the Company’s common stock, which has been provided supplementally to the Staff under separate cover. Please refer to the valuation study for details relating to the assumptions and analyses:

The weighted average fair values of the Company’s common stock at December 31, 2001, 2002, 2003, 2004 and 2005, based upon a retrospective valuation performed by the unrelated third party valuation consultant, were $0.07, $0.05, $0.07, $1.01, and $2.26, respectively. In its valuation, the valuation consultant considered the sale of the Company, an IPO scenario and a dissolution scenario:

	2001	2002	2003	2004	2005

M&A	$0.00	$0.00	$0.00	$9.90	$1.91
IPO	1.31	1.07	1.44	2.50	3.69
Dissolution	0.00	0.00	0.00	0.00	0.00

Weighted Fair Value	$0.07	$0.05	$0.07	$1.01	$2.26

In light of the foregoing described valuation study, and with the benefit of hindsight, the Company considered whether certain of the stock options issued during the period 2003 to June 2006 contained a compensatory element that should be recorded within the financial statements. The Company’s discussion with its current underwriters regarding an IPO began in late March 2006. At that time the underwriters provided an initial range of valuations for the Company. Beginning in the second quarter of 2006, the Company’s board of directors estimated the fair value of the Company’s common stock at $11.00 per share by applying a 10% discount to the low end of the underwriter’s valuation range. As of September 26, 2006, based on continued discussions with its underwriters, the Company anticipates the price for its common stock in the IPO to be approximately [CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY] per share. With the benefit of hindsight, informed, in part, by the independent appraisal and for financial accounting purposes, the Company believes that the appropriate deemed fair value of its common stock increased from $0.05 per share in January 2003 to $11.00 per share in June 2006. These deemed fair values serve as the Company’s basis for determining deferred compensation to be reported in its 2003, 2004 and 2005 financial statements. A summary of this fair value can be seen on page 5 of the independent valuation.

Securities and Exchange Commission

September 27, 2006

Accordingly, the Company has recorded compensation expense in its 2004 and 2005 financial statements for the issuance of stock options with an exercise price below the new deemed fair value of the common stock at the date of issuance of $21,000 and $256,000, respectively. In addition, the Company expects to record additional compensation expense in its 2006 financial statements for the issuance of stock options issued at an exercise price below the new deemed fair value of the common stock at the date of issuance. A summary of the stock options granted for the period July 1, 2005 to June 30, 2006, the option price, the deemed fair value of the Company’s common stock and the deferred compensation as of June 30, 2006 are set forth below:

[CONFIDENTIAL TREATMENT REQUESTED BY THE COMPANY FOR THE BRACKETED([*]) INFORMATION IN THE FOLLOWING TABLE]

Grant Date	Options Granted	Option Price	Deemed Fair Value of Common Stock	Deferred Compensation Recorded

August 23, 2005	466,500	$ 0.25	[*]	[*]
October 26, 2005	31,500	$ 0.25	[*]	[*]
January 3, 2006	57,500	$ 1.25	[*]	[*]
April 26, 2006	708,750	$11.00	[*]	[*]

Total	1,264,250			[*]

Accordingly, the Company had deferred compensation of approximately $0.9 million at June 30, 2006, all of which will be amortized to expense over the related vesting period for each option grant using an accelerated method.

For the reasons described above, the Company believes that the deferred compensation for these periods has been appropriately determined. As substantiated by the independent valuation, the Company believes the deemed fair value of the common stock, as set forth in the independent valuation, is fair and reasonable in view of the general business conditions, the Company’s financial position, the Company’s outstanding preferred stock and the recent issuances of securities at each of the applicable times. The Company believes that there is a volatile market for new software industry issues which underscores the conservative assumptions its board of directors has made on these valuation matters and the reliance by the Company on the independent valuation.

60.

Tell us what consideration you gave to the Practice Aid’s disclosure guidance in paragraph 179. In this respect, for each grant date consider revising to include, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts) for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing.

The Company has expanded the disclosure in Note 8 at pages F-29 to F-31 of Amendment No. 1 to the Registration Statement to provide for disclosure guidance in paragraph 179 of the Practice Aid.

Securities and Exchange Commission

September 27, 2006

61.	We note your disclosure stating a third-party valuation specialist was used to assist you value your common stock. Please include the expert’s consent following Rule 436(b) of Regulation C.

In response to the Staff’s comment, the Company disclosed the name of the third-party valuation specialist at page F-29 of Amendment No. 1 to the Registration Statement and included a consent from the specialist at Exhibit 23.4.

Part II

Recent Sales of Unregistered Securities, page II-2

62.	Revise to clarify for each 4(2) issuance whether the purchasers were accredited or sophisticated and were provided with the appropriate access to information.

In response to the Staff’s comment, the Company supplemented the disclosure regarding the 4(2) issuances at page II-2 of Amendment No. 1 to the Registration Statement to state that each offering and sale for which the Company relied on Section 4(2) of the Securities Act and Regulation D under the Securities Act, the purchasers were accredited or sophisticated and were provided with the appropriate access to information about the Company.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian M. Katz
Brian M. Katz
of PEPPER HAMILTON LLP
cc:	David St. Clair Selim Day Barry M. Abelson